April 2, 2007

United States Securities and Exchange Commission
Washington, D.C. 20549

RE:  Narrowstep Inc.
    Form 10-KSB for Fiscal Year Ended February 28, 2006
    File No. 333-108632 Filed April 26, 2006

    Form 10-QSB for Fiscal Quarter Ended November 30, 2006
    File No. 333-108632 Filed January 16, 2007

Dear Christine Adams,

    Per our verbal conversation on Friday, March 30, 2007, in regards to my letter responding to the comments made by the SEC in a letter to Narrowstep dated February 22, 2007, I have agreed to include stock-based compensation and depreciation expense in “Operating Expenses” in the statement of operations. I have listed below your original comment and my revised response.

SEC Letter Dated February 22, 2007
Consolidated Statement of Operations, Page F-5

1.
We note from the first bullet point under “Operating Expense” on page 21, that you present expenses directly associated with operating your network as “operating” on the face of your statement of operations, which are excluded from your calculation of gross profit. It appears that these costs are directly attributable to the generation of revenue, and should be included in the calculation of gross profit. Please revise your presentation accordingly or tell us why you believe that your presentation of gross profit is appropriate.

2.
We note from the fifth bullet point under “Operating Expenses” on page 21 that you have classified the entire $1.3 million charge associated with non-cash stock-based compensation expense as an operating expense in 2007. If you award stock-based compensation to employees who are directly involved with the generation of revenue, you should revise the statements of operations to classify the resulting compensation expense as a cost of revenue.

3.
It appears that you classify depreciation expense in your statement of operations as general and administrative. If your direct costs exclude depreciation and amortization for property and equipment that is directly attributable to the generation of revenue, it is not appropriate to present gross profit since it results in a figure for income before depreciation, which is prohibited by SAB Topic 11:B. Please refer to SAB 11:B and revise your presentation accordingly.

Our Response:
Based on our verbal discussion, I will be presenting “Operating Expenses” with any non-cash stock-based compensation expense and depreciation expense, directly attributable to the generation of revenue, included therein. As described in our previous response letter dated March 7, 2007, we will not be calculating a gross profit line in our statement of operations and we will incorporate any agreed upon changes into our filings beginning with our February 28, 2007 10-KSB.

Please feel free to contact me at (609) 951-2221with any questions or comments.

Sincerely,

/s/ Lisa VanPatten

Lisa VanPatten
CFO

Narrowstep Inc.
116 Village Blvd, Suite 200
Princeton, New Jersey 08540